

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 13, 2017

Richard J. Randolph, III
Chief Executive Officer
Randolph Acquisitions, Inc.
4228 1st Ave, Unit 15,
Tucker, GA 30084

> **Re:** **Randolph Acquisitions, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 1, 2017**
> **File No. 333-216730**

Dear Mr. Randolph:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2017 letter.

Prospectus Summary

Business, page 4

1.   The revisions in response to prior comment 2 describe your real estate asset as a "multi-unit property." Please clarify whether you own a single unit or multiple units. If you own a single unit within a multi-unit property, please revise your disclosure to state this clearly and unambiguously.

The Business

"The Business: Acquisition and Operation of Commercial, Residential …," page 14

2.   Your response to prior comment 5 indicates that the property is currently subject to a lease; yet your disclosures on pages 14 and 15 state that you intend to lease this property

Richard J. Randolph, III
Randolph Acquisitions, Inc.
June 13, 2017
Page 2

       to a long-term tenant. Ensure that your disclosures clearly reflect that this property is already subject to a two-year lease or advise. In addition, please clarify whether such property is also your corporate headquarters.

<u>Management, page 21</u>

3.   We note your revisions to Mr. Randolph's professional biography in response to prior comment 7 reflecting his positions as CEO of three companies operating in the same industry, two of which have identical names (i.e., Randolph Acquisitions, Inc. (GA), Randolph Acquisition Inc. (the Company) and Gallagher Management Group, LLC). We also note your revised risk factor disclosure regarding the potential conflicts of interest and your statement that you will "endeavor to resolve any potential conflicts of interests in a fair and equitable manner." Please include a discussion specifying how you intend to address potential conflicts, and state whether you have adopted any policies to address any such potential conflicts.

      Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

          Sincerely,

          /s/ Maryse Mills-Apenteng

          Maryse Mills-Apenteng
          Special Counsel
          Office of Information Technologies
          and Services

cc: Lee W. Cassidy, Esq.
       Cassidy & Associates